Filed Pursuant to Rule 253(g)(2)
File No. 024-11635

OFFERING CIRCULAR

Explanation: Zenlabs Holdings Inc. (the “Company”) is supplementing its Offering Statement filed on Form 1-A, filed with the Securities and Exchange Commission on September 13, 2021, as supplemented on October 5, 2021, to disclose that, on November 4, 2021, (i) Kelly Stopher resigned as the Chief Financial Officer (“CFO”) of the Company and Zenleaf LLC, the Company’s subsidiary (“Zenleaf”), and (ii) the Company’s board of directors and Zenleaf’s manager appointed Michael Boshart as the interim CFO of the Company and Zenleaf, respectively, until a permanent replacement can be identified.